Exhibit 2

ASX Release

11 March 2011

The Westpac Group finalises impact of tax consolidation of St.George Bank merger

The Westpac Group announced today that it has finalised the impact of tax consolidation of the St.George Bank merger for the 2011 to 2014 years, resulting in an additional $1.1 billion contribution to Westpac’s First Half 2011 statutory net profit. Consistent with past treatment, the impact will be excluded from Westpac’s cash earnings.

The adjustment announced today will add around 40 basis points to Westpac’s capital ratios, although the effect will be spread over the next four years(1).

On 26 October 2010, Westpac announced the impact of completing St.George Bank tax consolidation for the 2009 and 2010 financial years and indicated that the impact for the 2011 to 2014 financial years could not be determined until the interaction of the new taxation of financial arrangements (TOFA) legislation and the tax consolidation rules was clarified. The approach for the 2011 to 2014 financial years has now been finalised with the Australian Tax Office.

The potential for material favourable adjustments had previously been disclosed in Westpac’s financial statements for the Full Year 2009 (Note 1), the First Half 2010 (Note 10) and Full Year 2010 (Note 5).

The background to this issue was that under tax consolidation, Westpac was required to reset the tax value of certain St.George Bank assets to the appropriate market value of those assets. This process was triggered on 31 March 2009 when consolidation for tax purposes occurred. A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value.  Pending the determination of the tax consolidation outcome, Westpac’s accounting for the merger had factored in tax on this increase in value.

With tax consolidation impacts now completed, it has been determined that tax is not required to be paid on the increase in the value of derivative contracts. As advised on 26 October 2010, the reduction in tax paid/payable was $685 million for the 2009 and 2010 tax years. It has now been determined that tax payable will be reduced by $1.1 billion for the 2011 to 2014 tax years. This determination completes the assessment of the impact of tax consolidation associated with the merger.

(1)          The rise in statutory net profit associated with the tax consolidation of the St.George Bank merger for 2011 to 2014 does not immediately impact the Group’s capital ratios in full, as the reduction in future tax payable generates an increase in deferred tax assets (which is a deduction from capital). As tax is paid, the deferred tax assets are unwound and capital ratios will increase. The release will occur equally in the first half of this year and the first halves for each of the next three years. Accordingly, the increase in Westpac’s capital ratios associated with this issue will be around 10 basis points in 1H11.

Westpac Banking Corporation

ABN 33007457141

The adjustments announced today, combined with the release on 26 October 2010, have the following consequences:

•                  The effective St.George merger price reduces by around 15% from $12.2 billion to $10.4 billion;

•                  The effective price earnings ratio of the merger falls from 9.2 times to 7.9 times, comparing very favourably with other transactions completed in the Australian financial services marketplace over the last 20 years; and

•                  Considerable strengthening of the Group’s capital position with common equity and Tier 1 ratios rising in total by over 64 basis points, which is equivalent to around one year of organic capital growth.

Given Westpac’s very strong franking credit balance of $1.6 billion at September 2010, these changes will not impact the Group’s ability to continue to pay fully franked dividends.

Ends.

For Further Information Media Paul Marriage Westpac Media Relations Ph: 02 8219 8512 Mob: 0401 751 860	Investors Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Mob: 0438 284 863

Westpac Banking Corporation

ABN 33007457141